Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: June 30, 2021

LinkedIn Post

We’re excited to announce that Microsoft and Sompo International have joined General Motors and Palantir Technologies as strategic partners and investors in Wejo’s vision of a brighter future thanks to connected vehicle data.

With these partners on board, we are perfectly placed to continue to lead the transformation of the way we live, work and travel for the better.

The addition of Microsoft as a strategic partner enables us to leverage their leading-edge capabilities in cloud technology, machine learning, AI and data hosting & privacy, bringing innovative services to the connected vehicle data marketplace.

In terms of Sompo International, together we will be accelerating products and services that leverage connected vehicle data for drivers in Japan and across the APAC region, supporting in the achievement our ambitious, global growth plans.

This concludes our PIPE investment process and confirms that we have raised $125m in connection with the proposed business combination to fund our growth. In addition to the $230m raised from the Virtuoso SPAC, we expect gross proceeds of $355m upon consummation of the business combination, assuming no redemptions by Virtuoso’s public stockholders.

For more on this exciting news, read TechCrunch's article below

#wejourney #DataForGood #DrivingBetter $VOSO

https://techcrunch.com/2021/06/29/connected-vehicle-data-startup-wejo-partners-with-microsoft-palantir-sompo/

Connected vehicle data startup Wejo partners with Microsoft, Palantir, Sompo

Rebecca Bellan @rebeccabellan / 7:30 AM EDT • June 29, 2021

Image Credits: Getty Images

Connected vehicle data startup Wejo has announced partnerships with Microsoft, Palantir and Sompo Holdings to improve its ability to collect, store and analyze data from millions of connected vehicles around the world.

This follows the GM-backed startup’s announcement that it would be going public by merging with a special purpose acquisition company, Virtuoso Acquisition Corp., which is expected to close later this year. A $25 million commitment from Microsoft and Sompo, combined with already-committed investors GM and Palantir, bring Wejo’s total PIPE financing to $125 million.

Palantir has been a previous strategic investor in Wejo. In 2019, the software developer launched a Japanese joint venture with insurance provider Sompo. Now this venture’s partnership with Wejo will give the startup the chance to collect connected vehicle data in Japan, and perhaps the greater Asia-Pacific region. The company already has some live vehicles in Korea, but 95% of its data comes from the U.S., according to Richard Barlow, Wejo’s founder and CEO. Sompo will analyze Wejo’s connected vehicle data using the Palantir Foundry data and analytics platform, according to the company.

“The vast majority of cars now sold globally have this ability to be connected, so there’s a huge opportunity,” Barlow told TechCruch. “We have 11 million live cars on our platform out of a supply base of about 50 million vehicles. We engage with 17 OEMs, and we’re processing 16 billion data points a day, a peak of about 414,000 per second, which explains why we’re also excited to be backed by Microsoft and to be migrating to their Azure cloud platform.”

Barlow says Wejo can see 7% of all vehicles moving around New York, 6% around California and 20% around Detroit from partnerships with automakers like GM, Daimler and Hyundai. The company can either hand off raw, anonymized data — collected from vehicles with the consent of the owner — to businesses, developers or governments, or it can perform data analytics for them, which is also where the partnership with Microsoft can come in handy.

“Microsoft came up with a really compelling solution about how we can leverage their machine learning and AI capabilities to actually provide even more incredible products back to OEMs and key industries that want to use connected vehicle data,” said Barlow. “So Microsoft’s Azure doing that heavy lifting is really going to speed up our business.”

According to Wejo, initial applications might include traffic solutions, as well as remote diagnostics, integrated payments, advertising, retail and logistics. The two companies are also discussing the potential of using Wejo for Microsoft’s mapping solutions. Barlow says mapping companies are often typical buyers of Wejo’s data and expects to see more insurance providers.

“We’ve seen 11 million instances of two vehicles coming together, and in real time, we’re getting data from both those vehicles,” said Barlow. “So we’re starting to preempt and understand the characteristics or behaviours of before and after that collision or that interaction of vehicles.”

Wejo collects data that can recreate a car crash, from how each driver stomped on the brakes to which airbags were deployed to the speed of impact and which sensors were destroyed. It can then share this kind of data back to the insurer to help speed up the claims and recovery process and make repairs be more accurate, said Barlow.

All of this data demonstrating human driving behaviors in a range of circumstances has been collected over the last seven years, making Wejo an attractive partner for companies developing autonomous technology.

Correction: A previous version of this article quoted Barlow as saying Wejo processes 40,000 data points per second, but the accurate number is 414,000.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and will be contained on Form S-4 (the “Form S-4”), including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by the Company with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.